Global Markets & Investment Banking
4 World Financial Center - 5th Floor New York, New York 10080
212-449-6500
May 5, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	COLFAX CORPORATION
Common Stock
Registration Statement No. 333-148486

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3 p.m. Eastern Daylight Time on May 7, 2008, or as soon thereafter as possible.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the provisions of SEC Release No. 33- 4968 of the Securities Act of 1933 and Rule 15c2-8 under the Securities Act of 1934. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.

In connection with the foregoing and pursuant to Rule 460, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 23, 2008.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	13,104
Dealers	15
Individuals & Corporations	1,560
MLPF&S Inc. Branch Offices	2,755

	17,455	Copies

Very truly yours, MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED LEHMAN BROTHERS INC. UBS SECURITIES LLC As Representatives
BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Richard A. Diaz Authorized Signatory